SHIN CORPORATION

August 23, 2005

[redacted]

05010757

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 096/2005**

  Subject: Notification of the adjustment to exercise price and ratio of ESOP Warrant Grant I, II, III & IV

  Date: August 23, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
AUG 2 6 2005
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION

August 23, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 096/2005**

  Subject: Notification of the adjustment to exercise price and ratio of ESOP Warrant Grant I, II, III & IV

  Date: August 23, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 23, 2005

SHIN 096/2005

August 23, 2005

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III & IV

To: The President
The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Shin Corporation Public Company Limited (the "Company") No. 5/2005 held on August 11, 2005 passed a resolution to approve the dividend payment for the first half of year 2005 to shareholders at the rate of 1.25 Baht per share, totaling of Baht 3,748.53 million.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax. This has affected on exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and, employees of the Company (ESOP) Grant I, II, III & IV, as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III & IV were shown as follow;

ESOP Grant I	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	17.567	17.337
Exercise ratio (Warrant : Common Share)	1 : 1.01327	1 : 1.02671
Number of shares to be allotted (Shares)	11,583,625	11,737,965*
ESOP Grant II	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	13.491	13.314
Exercise ratio (Warrant : Common Share)	1 : 1.01327	1 : 1.02671
Number of shares to be allotted (Shares)	14,684,147	14,875,591*
ESOP Grant III	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	35.933	35.463
Exercise ratio (Warrant : Common Share)	1 : 1.01327	1 : 1.02671
Number of shares to be allotted (Shares)	13,822,367	14,006,994*

ESOP Grant IV	Before adjustment	After adjustment
Exercise price (Baht / share)	41.76	41.214
Exercise ratio (Warrant : Common Share)	1 : 1	1 : 1.01326
Number of shares to be allotted (Shares)	16,000,000	16,212,160*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP Grant I, II, III & IV	**Total 742,570 shares**	

* calculated from the remaining of unexercised warrants

The new exercise price and new exercise ratio shall be effective immediately on the first day of XD sign posting or on August 23, 2005 onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant I, II, III & IV in the next of the Shareholders' meeting.